Filed by Apollo Global Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.

Excerpts from Apollo Global Management, Inc.’s Q2 2021 Earnings Call, held on August 4, 2021

Below are excerpts from the transcript of Apollo Global Management, Inc.’s Earnings Call for the Quarter ended June 30, 2021, which was held on Wednesday, August 4, 2021.

Marc Rowan

In terms of other corporate housekeeping, our merger timing with Athene is on track. We expect that to close in January of ’22. During the quarter, we continue to make progress across the communicated governance and cultural enhancements. We welcome David Simon to our board. As you know, we are on track to simplify our voting structure in connection with the merger that will –again will happen in January ’22.

Away from the three things I mentioned, lot of interesting opportunities during the quarter, you will hear, and I will steal a little bit of Athene's thunder. There is a robust stream of growth in retirement services across the platform. This year we expect to originate at Athene north of 30 billion on an organic basis. And if trends continue, could be as much as 35 billion.

Further, we made a significant minority investment joining Athene and taking a stake in Challenger. Challenger looks an awful lot like Apollo and Athene. But in a fast growing and really interesting Australian market, they are both an originator of assets, as well as the largest provider of annuity product in the Australian market.

Before I turn it to Jim and to Martin, I just want to make it clear. There is just incredible momentum across the platform. This is internal and this is external. We are laying the groundwork for first and exciting Investor Day, but also looking very much forward to completing the merger with Athene beginning of '22 and a very strong '22. We are seeing the tangible benefits of the cultural initiatives we put in place. Our workforce is engaged, excited and wants to be back in the office.

James Zelter

Historically, approximately 94% of Apollo’s third-party inflows have from -- come from the institutional channel, but we’re actively working to change that mix. In three to five years, we believe the contribution from the wealth management channel will be a material part of our third-party inflows, given the vast opportunity in the 55 trillion plus global retail market. As a reminder, Athene already access this part of the retail market via its retirement services product offering. We believe the alignment, we are creating with our upcoming merger will help expand their retail network, as well.

Martin Kelly

We retained excess cash earnings to invest in growing the new platforms that Marc and Jim both described. The aggregate investment by Apollo and affiliates in these platforms across the second and third quarters amounts to approximately $1 billion. As we evaluate additional investment opportunities with our upcoming change in dividend policy post merger, we are on a glide path to this new approach and expect a similar $0.50 per share dividend in the third quarter before the new $0.40 per share dividend takes effect after the merger closes.

When you consider Apollo's ramping incentive earnings paired with strong and growing FRE and further combined with the attractive growth and earnings profile at Athene, the earnings growth and capital generation characteristics are very powerful.

To echo both Marc and Jim, we are pleased with the impressive results this quarter, and we expect the strong business momentum demonstrated in the first half of the year to continue. Looking forward, we are focused on executing our growth strategy, including via our announced merger with Athene. In order to lay out our growth strategy in more detail, especially as it pertains to the upcoming merger, we will be hosting an Investor Day in October, and we hope many of you will be able to reconnect with us in-person for this important event.

We expect to have a very targeted agenda centered on several key focus points, including the growth strategy of our combined business, the financial construction and earning streams of our combined company, as well as our earnings profile and capital allocation expectations.

Q: Patrick Davitt

Hi. Good morning, everyone. You mentioned the Challenger stake. Could you us understand a bit better how this could flow through earnings and value for Apollo shareholders. And is the end game here having another insurance platform like Athene or Athora that in Australia.

A: Marc Rowan

So it's Marc. I think it will depend. We'll see how it develops. But just to recap, we over roughly 12 year period, we're a minority shareholder of Athene and only earlier this year did we decide to bring in 100%. We also have a significant, but minority shareholding in Athora. And so we look around the world and there are a bunch of really interesting markets and this is probably more than you want.

But regulatory change and the absence of spread in public markets is creating opportunities in Japan and Taiwan, in Hong Kong, in a number of other markets. Some of those markets are best accessed through reinsurance or through other types of entry strategies. But a market like Australia is best accessed in our opinion through a stake holding in an established company with its own strategy, its own regulatory and asset origination capability, and quite frankly a mentality that is very similar to ours. So I think it's early days. But I'll come back to the growth in the retirement services business, it's not about liabilities, it is all about assets.

Additional Information Regarding the Transaction and Where to Find It

These communications are being made in respect of the proposed transaction involving Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM (“HoldCo”), AGM and AHL. The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

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PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

Copies of the documents filed with the SEC by AHL will be available free of charge under the “Investors” section of AHL’s website located at http://www.athene.com or by contacting AHL’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, AHL, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of AHL is set forth in AHL’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and its Form 10-K/a for the fiscal year ended December 31, 2020, which was filed with the SEC on April 20, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

These communications are for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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